Exhibit 99.3

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THOMSON REUTERS PLC

This document is important. If you are in doubt as to the action you should take, you are recommended to contact your stockbroker, bank manager, accountant, solicitor or other independent financial advisor authorized under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorized independent financial advisor if you are taking advice in a jurisdiction outside the United Kingdom.

If you have sold or otherwise transferred all of your Thomson Reuters ordinary shares or Thomson Reuters PLC American depositary shares (ADSs), please send this document together with the accompanying proxy form to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. If you have sold only part of your holding of Thomson Reuters PLC shares, or entitlements thereto through Thomson Reuters PLC ADSs, please consult the stockbroker, bank or other agent through whom the sale or transfer was effected as to the action you should take.

DATE

Wednesday, May 13, 2009

TIME

10:00 a.m. (Eastern Daylight Time) / 3:00 p.m. (British Summer Time)

PLACE

The Thomson Reuters Building, South Colonnade, Canary Wharf, London, United Kingdom

We will also host a video broadcast of this meeting at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada.

BUSINESS

The business of the meeting will be to consider and, if thought fit, to pass the following resolutions and to transact any other business properly brought before the meeting and any adjourned or postponed meeting.

Resolutions 1 through 20 will be proposed as ordinary resolutions. For ordinary resolutions, the required majority is more than 50% of the combined votes cast by shareholders of Thomson Reuters Corporation and Thomson Reuters PLC.

Resolutions 21 through 23 will be proposed as special resolutions. For special resolutions, the required majority is not less than 75% of the combined votes cast by shareholders of Thomson Reuters Corporation and Thomson Reuters PLC.

To consider the following resolutions as ordinary resolutions:

1–15
To elect each of David Thomson, W. Geoffrey Beattie, Niall FitzGerald, KBE, Thomas H. Glocer, Manvinder S. Banga, Mary Cirillo, Steven A. Denning, Lawton Fitt, Roger L. Martin, Sir Deryck Maughan, Ken Olisa, Vance K. Opperman, John M. Thompson, Peter J. Thomson and John A. Tory as directors of Thomson Reuters Corporation and Thomson Reuters PLC.

16
To re-appoint the Canadian firm of PricewaterhouseCoopers LLP as auditors of Thomson Reuters Corporation and the UK firm of PricewaterhouseCoopers LLP as auditors of Thomson Reuters PLC and to authorize the directors of Thomson Reuters to fix the auditors’ remuneration.

17
To receive the financial statements of Thomson Reuters for the year ended December 31, 2008 and the auditors’ reports on those statements (consisting of the primary Thomson Reuters Corporation consolidated financial statements as well as standalone Thomson Reuters PLC financial statements prepared to comply with UK legal and regulatory requirements).

18	To receive the directors’ report of Thomson Reuters PLC for the year ended December 31, 2008.

19	To approve the directors’ remuneration report (and the auditors’ report thereon) of Thomson Reuters PLC for the year ended December 31, 2008.

20	To approve a renewal of the authority to allot Thomson Reuters PLC shares through the following resolution:

“That:

•	in accordance with article 6.3 of Thomson Reuters PLC’s articles of association:

°	the directors be authorized to allot relevant securities up to an aggregate nominal amount of £15,102,436; and

°
the directors be authorized to allot relevant securities up to an additional aggregate nominal amount of £15,102,436 in connection with a rights issue (as defined in article 6.4.2(c) of Thomson Reuters PLC’s articles of association);

THOMSON REUTERS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THOMSON REUTERS PLC

•	This authority shall expire at the conclusion of the next annual general meeting of Thomson Reuters PLC after the passing of this resolution or, if earlier, on July 1, 2010;

•	Thomson Reuters PLC may, before this authority expires, make an offer or agreement which would or might require relevant securities to be allotted on or after it expires; and

•
All previous unutilized authorities under section 80 of the Companies Act 1985 shall cease to have effect (save to the extent that the same are exercisable pursuant to section 80(7) of the Companies Act 1985 by reason of any offer or agreement made prior to the date of this resolution, which would or might require relevant securities to be allotted on or after that date).”

To consider the following resolutions as special resolutions:

21	To approve a renewal of the disapplication of preemptive rights related to the issuance of Thomson Reuters PLC shares through the following resolution:

“That the power conferred on the directors of Thomson Reuters PLC by article 6.4 of the company’s Articles of Association be and is hereby granted for the period beginning on the date that this resolution is passed and ending at the conclusion of the next AGM or on July 1, 2010 (whichever is earlier) and for such period the disapplication amount shall be an aggregate nominal amount of £2,265,365.”

22	To approve a renewal of the authority to buy back Thomson Reuters PLC ordinary shares in the open market through the following resolution:

“That Thomson Reuters PLC be authorized generally and without conditions to make market purchases (as defined in section 163(3) of the Companies Act 1985) of its own ordinary shares, provided that:

•	Thomson Reuters PLC may not purchase more than 27,184,386 ordinary shares in the capital of the company;

•	The minimum price which Thomson Reuters PLC may pay for each ordinary share is the nominal value per share;

•	The maximum price (excluding expenses) which Thomson Reuters PLC may pay for each ordinary share cannot be more than the higher of:

°
105% of the average middle market quotations for an ordinary share, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased; and

°	the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchases are being carried out;

•	Such authority shall expire at the conclusion of the next AGM or on July 1, 2010 (whichever is the earlier); and

•	Thomson Reuters PLC may, pursuant to the authority granted by this resolution, enter into a contract to purchase such shares which would or might be executed wholly or partly after such expiry.”

23
To approve a continuing authority for Thomson Reuters PLC to call a general meeting of shareholders (other than an annual general meeting) in accordance with Thomson Reuters PLC’s Articles of Association upon not less than 14 clear days’ notice in writing.

This meeting will be held concurrently with the annual meeting of shareholders of Thomson Reuters Corporation. At the meeting, you will have an opportunity to hear about our 2008 performance and our plans for Thomson Reuters going forward. The management information circular included with this notice is your guide to the business to be considered at the meeting and contains additional information that will be discussed at the meeting.

THOMSON REUTERS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THOMSON REUTERS PLC

RECORD DATE

You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you are a holder of our ordinary shares as of 6:00 p.m. (British Summer Time) on May 11, 2009.

VOTING

Please vote by proxy on the matters to be considered at the meeting if it is not convenient for you to attend in person. The enclosed proxy form contains instructions on how to complete and send your voting instructions. If you hold your ordinary shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary.

Our registrars, Equiniti Limited (of Aspect House, Lancing, West Sussex BN99 6DA, United Kingdom), must receive your proxy or voting instructions no later than 3:00 p.m. (British Summer Time) on May 11, 2009, or if the meeting is adjourned or postponed, no later than 48 hours before any adjourned or postponed meeting.

If you have any questions or need assistance voting your ordinary shares, please call Equiniti Limited between 8:30 a.m. and 5:30 p.m. (British Summer Time) Monday to Friday (except UK public holidays) on 0871 384 2147 (from within the UK) or +44 121 415 7047 (from outside the UK). Calls to this number are charged at 8p per minute from a BT landline. Other telephony provider costs may vary.

Additional information regarding how to vote is set forth in the “Voting Information” section of our management information circular.

Please visit www.thomsonreuters.com for more information.

By order of the Board of Directors,

/s/  David W. Binet

David W. Binet
Company Secretary
Thomson Reuters PLC

March 26, 2009

Registered office: The Thomson Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom Registered Company No. 6141013

THOMSON REUTERS